Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
     The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,										March 31,
(dollars in thousands)	2004		2005		2006		2007(2)		2008(2)		2009(3)		2008(2)(3)
Net income (loss)	13,155		41,779		43,899		42,433		2,839		(21,333)		(3,207)
Income tax expense (benefit)	11,305		31,899		34,227		34,816		9,776		(10,270)		(2,244)
Fixed charges	127,933		147,069		173,889		232,690		242,877		54,833		60,590

Earnings	152,393		220,747		252,015		309,939		255,492		23,230		55,139

Interest expense, Net	75,584		89,160		111,644		166,002		169,150		36,205		43,039
Rents under leases representative of an interest factor (1/3)	51,984		57,544		61,880		66,323		73,362		18,537		17,460
Preferred dividends	365		365		365		365		365		91		91

Fixed Charges	127,933		147,069		173,889		232,690		242,877		54,833		60,590

Ratio of earnings to fixed charges	1.2	x	1.5	x	1.5	x	1.3	x	1.1	x	0.4	x	0.9	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the years ended December 31, 2007 and 2008 and three months ended March 31, 2008 amounts were adjusted to reflect the adoption of FSP APB 14—1 “Accounting for Convertible Debt that may be settled in cash upon conversion (including partial cash settlement)”.

(3)	For the three months ended March 31, 2009 and 2008, earnings were insufficient to cover fixed charges by $31.6 million and $5.5 million, respectively.

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